Exhibit 99.3

Amended Financial Statements and Management’s Discussion and Analysis

The following MD&A has been updated where appropriate to reflect our amended financial statements as disclosed in note 13 to the attached interim unaudited consolidated financial statements. No other adjustments have been made to this
MD&A.

SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the third quarter and nine months ended September 30, 2004. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this quarterly release which includes this MD&A describes our expectations on October 27, 2004. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s annual audited consolidated financial statements and the amended unaudited September 30, 2004 third quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless infrastructure to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 130 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•     SR Telecom reached a settlement with Solectron California Corporation regarding the arbitration Solectron had filed against Netro Corporation (“Netro”) on December 19, 2002. Solectron claimed that in 2000 it had purchased materials on the basis of Netro’s sales forecasts and was subsequently left with an excess inventory of materials. Under the terms of the settlement, SR Telecom acquired Solectron’s inventory of materials for approximately US$4.0 million. The Corporation paid US$2.0 million on August 27, 2004 and the remainder will be made in installments over the next year. The settlement also stipulates that SR Telecom will receive a full release from Solectron’s claim against Netro Corporation.

•     SR Telecom received orders valued at approximately $2.0 million for its angel and airstar broadband fixed wireless access products from Globalcom Data Services Company (GDS), a wireless network access provider in Lebanon. This is the second series of orders in a multi-phase project. Deliveries are scheduled to commence immediately.

•     Amtelecom, a telecommunications provider in central and southern Ontario, has selected SR Telecom’s angel Broadband Fixed Wireless Access system, for a broadband project in Elgin County. The project will be carried out in association with Elgin Connects, a non-profit community group responsible for broadband development in the area. Elgin Connects secured funding for the project under Industry Canada’s BRAND (Broadband for Rural and Northern Development) initiative.

•     SR Telecom received the first purchase order for the previously announced $35 million frame contract in Latin America. The purchase order calls for SR Telecom to commence field survey and network engineering for a telecommunications infrastructure expansion and upgrade program using the SR500 wireless access system, for a major telecommunications operator in Latin America.

•     CTR, SR Telecom’s Chilean network operator subsidiary, was granted a license by the Minister of Public Works and Telecommunications of Chile that allows CTR to provide urban wireless telecommunications services (“urban initiative”) in the cities of Temuco, Talca, Los Angeles and Chillan. CTR was also granted two new licenses for the cities of Osorno and Puerto Montt. This should enable CTR to proceed with its program to deploy up to 4,000 lines in 2004. This angel deployment will permit CTR to offer carrier-class telephony and high-speed Internet access to urban customers at very competitive prices.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Critical Accounting Policies

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom’s critical accounting policies.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or “turnkey” contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance, and any potential losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year with extended periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowance for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom’s assumptions, additional reserves may be required.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Assessment of Impairment of Long-lived Assets

Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation’s results from operations or financial position.

The Corporation evaluates the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries’ accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

Financial Position

SR Telecom’s operations are by their nature capital intensive and require continuing access to financing to fund the retirement of maturing debt, additional development and acquisition opportunities, working capital needs, capital expenditures and other cash requirements. If the Corporation is unable to obtain such additional financing or refinance existing debt, it may be unable to repay existing debt or meet capital needs. If the Corporation is unable to repay existing debt or meet capital needs using the cash and cash flow from operations, it could be forced to sell other assets needed for its business activities. A substantial portion of cash flow from operations would need to be dedicated to repayment of debt, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, potential acquisition opportunities and other general corporate purposes. This could reduce the Corporation’s flexibility in planning for or reacting to changes in business, or the Corporation may be unable to make strategic acquisitions, introduce new products or exploit new business opportunities.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Three months ended September 30, 2004 versus three months ended September 30, 2003

Netro Corporation Acquisition

On March 27, 2003, the Corporation signed an agreement and plan of merger with Netro to acquire all of the issued and outstanding shares of Netro in exchange for 4.1 million common shares of SR Telecom at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced. The Corporation subsequently filed a proxy statement dated August 7, 2003, which was approved by Netro Stockholders on August 25, 2003. On September 4, 2003, SR Telecom finalized the acquisition of Netro. On October 8, 2003, the Corporation changed the name of Netro to SR Telecom USA, Inc. The results of operations of Netro subsequent to September 4, 2003 are included in the Wireless business segment.

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2004	2003
Revenue	100%	100%
Cost of revenue	66%	59%
Gross profit	34%	41%
Agents commissions	6%	3%
Selling, general and administrative expenses	32%	56%
Research and development expenses, net	19%	34%
Restructuring, asset impairment and other charges	10%	6%
Total operating expenses	67%	99%
Operating loss	(33%)	(58%)
Interest expense, net	(4%)	(7%)
Gain on sale of long-term investment	11%	-
Gain on settlement of claim	14%	-
Loss on foreign exchange	(4%)	-
Income tax expense	(1%)	(1%)
Net loss	(17%)	(66%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the three months ended September 30, 2004 and 2003:

	Revenue		Percent of Wireless
	(in thousands)		Revenue
	2004	2003	2004	2003
Europe, Middle East and Africa	18,134	10,580	57%	46%
Asia	8,800	7,498	28%	33%
Latin America	902	2,847	3%	13%
Other	3,881	1,871	12%	8%
	31,717	22,796	100%	100%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue in Europe, Middle East and Africa in percentage terms and dollar terms increased in the third quarter of 2004 to 57% or $18.1 million from 46% or $10.6 million in the third quarter of 2003. Both the product mix and the customer mix differ in the third quarter of 2004 compared to same period of the previous year. A significant portion of the revenue generated in the current quarter relates to the sale of angel and airstar products and the sale of SR500 products in Senegal. Revenue increased in Asia in dollar terms from $7.5 million to $8.8 million but decreased in percentage terms from 33% to 28% for the three months ended September 30, 2004 compared to the same quarter of the previous year. The increase in revenue in Asia is largely attributable to the sale of airstar products in Indonesia. Revenue in Latin America as a percentage of wireless revenue decreased from 13% in the third quarter of 2003 to 3% in the third quarter of 2004 primarily due to the sale of airstar products in Argentina, which was not duplicated in the current quarter.

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended September 30, 2004 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2004	2004
La Societe Nationale des Telecommunications	$4,726	15%
PT. Aplikanusa Lintasarta	$4,152	13%
Aggregate amount	$8,878	28%

Revenue from customers that comprised more than 10% of wireless revenue for the three months ended September 30, 2003 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2003	2003
Communication Authority of Thailand	$3,248	14%
Alstom T&D SA	$2,939	13%
Telstra Corporation Limited	$2,957	13%
Aggregate amount	$9,144	40%

Revenue

For the quarter ended September 30, 2004, equipment revenue increased to $27.6 million compared to $19.0 million for the quarter ended September 30, 2003. The increase in revenue in the third quarter of 2004 compared to the third quarter of 2003 is a result of sales of SR Telecom’s airstar and angel product lines to telecommunications service providers in Indonesia and Spain. Service revenue slightly increased to $4.1 million for the quarter ended September 30, 2004 compared to $3.8 million for the quarter ended September 30, 2003. Revenue was negatively impacted by the strengthening of the Canadian dollar over the US dollar and the Euro, as most of the Corporation’s revenue is in these currencies. The Corporation expects increased revenue in the fourth quarter of 2004 compared to the third quarter of 2004, as purchase orders are received under existing contracts and expected contract awards.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 34% for the three months ended September 30, 2004 from 41% for the three months ended September 30, 2003. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms increased to $9.8million in the current quarter of 2004 from $8.0 million in the third quarter of 2003, however the equipment gross profit as a percentage declined to 36% in the third quarter of 2004 compared to 42% in the third quarter of 2003. The decrease in gross profit percentage resulted mainly from variations in sales mix with increased lower margin product sales, and an increase in under-absorbed overhead costs. The Corporation also experienced a decrease in gross profit percentage due to the timing of component purchases. While the effects of foreign exchange on revenue occur in the month in which the revenue is recognized, the benefits realized by purchasing material from US suppliers with a stronger Canadian dollar will only be realized in future quarters.

Services gross profit as a percentage decreased to 25% in the third quarter of 2004 from 35% in the third quarter of 2003. The decrease in services gross profit is primarily due to an accrual of $0.4 million for expected losses on a long-term contract in Asia. There are no additional losses expected on this contract. The Corporation anticipates gross profit as a percentage of total revenue to improve from the third quarter’s gross profit both in dollar terms, as sales are expected to increase in the fourth quarter compared to the third quarter of 2004, and also in percentage terms, as the sales mix is expected to include an increased number of higher margin products.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue increased to 6% or $1.8 million in the three months ended September 30, 2004 from 3% or $0.7 million in the three months ended September 30, 2003. The jurisdiction and equipment mix changed significantly since the end of 2003 and during the year in 2004, partly due to the addition of airstar and angel. Commissions as a percentage of revenue are expected to remain stable in the fourth quarter of 2004 compared to the current quarter.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses decreased to $10.2 million for the three months ended September 30, 2004, compared to $12.7 million for the same period in 2003. This was primarily due to the effects of the restructuring that was implemented in the second quarter of 2004, in particular the closure of the Redmond facility in July of 2004. The SG&A expense to revenue ratio decreased to 32% in the third quarter of 2004 compared to 56% in the third quarter of 2003 due to the overall cost cutting measures adopted by SR Telecom and improved equipment sales in the current quarter. The Corporation’s restructuring plan was completed in the third quarter and further reductions are expected in the fourth quarter as the full benefits of the plan are realized.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities.

Research and development expenses on a comparable basis decreased by $1.5 million to $6.2 million for the three months ended September 30, 2004 from $7.7 million for the three months ended September 30, 2003. The decrease is primarily due to the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond facility in the beginning of the third quarter. The Corporation’s restructuring plan was completed in the third quarter and further reductions are expected in the fourth quarter as the full benefits of the plan are realized.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Restructuring, Asset Impairment and Other Charges

Additional restructuring charges of $2.6 million were incurred in the third quarter of 2004 primarily relating to accrued lease charges and operating costs in conjunction with the Redmond, Washington facility as well as losses on the sale of redundant equipment located at this facility. The Corporation also recorded a charge of $465,000 to write down other redundant equipment to its estimated fair value. In the fourth quarter of 2004, the full effect of the savings from the restructuring plan will be realized.

Interest Expense

Interest expense was relatively unchanged for the three months ended September 30, 2004 compared to the three months ended September 30, 2003 at approximately $1.5 million.

Gain on Sale of Long-Term Investment

During the month of September 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3.4 million (US$2.7 million). The long-term investment had been recorded at an estimated fair value of $nil at the time of acquisition.

Gain on Settlement of Claim

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4.0 million of inventory by SR Telecom, where US$2.0 million was paid on August 27, 2004. The remainder will be paid in three instalments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4.6 million (US$3.5 million) in the third quarter of 2004.

Foreign Exchange

SR Telecom’s trade receivables are primarily in US dollars and Euros. The foreign exchange loss of $1.3 million for the three months ended September 30, 2004, compared to the foreign exchange loss of $32 thousand in the three months ended September 30, 2003, resulted from higher fluctuations in foreign exchange on its US dollar receivables compared to the same quarter of the previous year. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. In the beginning of third quarter of 2003, the Corporation ceased recognizing additional tax loss carry-forward benefits. The income tax provision is also affected by the geographic distribution of the earnings mix. Income tax expense was relatively unchanged at $0.3 million in the third quarters of 2004 and 2003.

Backlog

Backlog at the end of the third quarter in 2004 stood at $16.5 million, which is expected to be delivered in 2004, down from $49 million at the end of the third quarter in 2003. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past. Currently, significant orders are expected to be generated from the SR500ip, airstar and angel product lines, and from increased activity in a number of SR Telecom’s traditional markets. However, the timing of these orders cannot be identified with certainty.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Telecommunication Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory and recent access charge increases will also contribute to this objective. SR Telecom fully expects to reach the level of lines required for project completion in the fourth quarter of 2004.

Revenue

CTR experienced an increase in revenue to $4.7 million for the three months ended September 30, 2004, from $3.2 million for the three months ended September 30, 2003. Net revenues in Chilean peso terms was 2,226 million pesos for the third quarter of 2004 and 1,634 million pesos for the third quarter of 2003, an increase of 592 million pesos or 36%. The increase is partially attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004. In peso terms, revenues are expected to increase in the fourth quarter due to the effect of the increase in access charges and the rollout of the Corporation’s new urban initiative.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses decreased to $4.6 million for the three months ended September 30, 2004 from $5.8 million for the three months ended September 30, 2003. Operating expenses decreased to 2,015 million pesos for the current quarter, from 2,514 million pesos for the same quarter of the prior year. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the fourth quarter as was experienced in the third quarter.

Interest Expense

Interest expense for the three months ended September 30, 2004, has decreased to $0.6 million from $0.8 million for the same period in 2003, primarily due to the effect of foreign exchange on the US dollar denominated debt.

Foreign Exchange

The foreign exchange gain of $2.1 million for the three months ended September 30, 2004 compared to the foreign exchange gain of $39 thousand for the three months ended September 30, 2003, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Nine months ended September 30, 2004 versus nine months ended September 30, 2003

Wireless Telecommunications Products Business Segment

	Percent of Revenue
	2004	2003
Revenue	100%	100%
Cost of revenue	63%	54%
Gross profit	37%	46%
Agents commissions	5%	4%
Selling, general and administrative expenses	42%	44%
Research and development expenses, net	25%	25%
Restructuring, asset impairment and other charges	18%	2%
Total operating expenses	90%	75%
Operating loss	(53%)	(29%)
Interest expense, net	(4%)	(6%)
Gain on sale of long-term investment	4%	-
Gain on settlement of claim	5%	-
Loss on foreign exchange	(1%)	(11%)
Income tax (expense) recovery	(1%)	6%
Net loss	(50%)	(40%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the nine months ended September 30, 2004 and 2003:

	Revenue		Percent of Wireless
	(in thousands)		Revenue
	2004	2003	2004	2003
Europe, Middle East and Africa	43,305	36,797	51%	49%
Asia	26,147	26,195	31%	34%
Latin America	7,553	8,207	9%	11%
Other	7,871	4,600	9%	6%
	84,876	75,799	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms and dollar terms increased for the nine months ended September 30, 2004 to 51% or $43.3 million from 49% or $36.8 million for the nine months ended September 30, 2003. Both the sales mix and the customer mix differ in the first nine months of 2004 compared to same period of the previous year as a significant portion of the revenue generated relates to airstar and angel products in 2004. Revenue marginally increased in Asia in dollar terms but decreased in percentage terms for the nine months ended September 30, 2004 compared to the same period of the previous year. The composition of the product mix and the customer mix differ in Asia from the previous nine months of 2003, as a significant portion of the revenue generated relates to angel and airstar products, and the launch of the next generation SR500ip to a major incumbent carrier in Thailand. Revenue in Latin America as a percentage of wireless revenue decreased to 9% in the first nine months of 2004 from 11% in the first nine months of 2003 primarily due to the sale of airstar products in Argentina in the third quarter of 2003. The majority of revenue in other relates to sales to Canadian customers in the third quarter of 2004.

There is no customer that comprised more than 10% of wireless revenue for the nine months ended September 30, 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue from customers that comprised more than 10% of wireless revenue for the nine months ended September 30, 2003 is as follows:

	Revenue	Percent of Wireless
	(in thousands)	Revenue
	2003	2003
Telstra Corporation Limited	$12,939	17%
Sudan Telecom Company	$9,375	12%
Aggregate amount	$22,314	29%

Revenue

For the nine months ended September 30, 2004, equipment revenue increased by $12.7 million to $70.3 million from $57.6 million for the nine months ended September 30, 2003. Both the product mix and the customer mix differ in 2004 compared to same period of the previous year as a significant portion of the revenue generated relates to airstar and angel products and the launch of SR500ip in the second quarter of 2004. Service revenue decreased by $3.6 million in the first nine months of 2004 to $14.6 million from $18.2 million in the first nine months of 2003 as the service components of major turnkey projects were substantially complete in 2003, in particular the large turnkey projects in Asia.

Gross Profit

Gross profit as a percentage of total revenue decreased to 37% or $31.8 million for the nine months ended September 30, 2004 from 46% or $34.8 million for the nine months ended September 30, 2003. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 37% or $25.9 million in the first nine months of 2004 compared to 48% or $27.5 million in the first nine months of 2003. This decrease resulted mainly from sales of lower margin products such as angel and airstar that were acquired in September of 2003, and is also due to an increase in under-absorbed overhead costs in 2004. Services gross profit remained unchanged at 40% for the nine months ended September 30, 2004 and the nine months ended September 30, 2003.

Agent Commissions

For the nine months ended September 30, 2004, agent commissions as a percentage of revenue increased to 5% or $4.5 million compared to the nine months ended September 30, 2003 at 4% or $3.3 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $35.5 million for the nine months ended September 30, 2004, compared to $33.3 million for the same period in 2003, an increase of $2.2 million. This was primarily due to the inclusion of operations acquired through the Netro acquisition in September 2003, which resulted in approximately $6.4 million in SG&A expense in the current period offset by the effects of cost cutting measures implemented by the Corporation in 2004. The SG&A expense to revenue ratio decreased to 42% in the first nine months of 2004 compared to 44% in the first nine months of 2003.

Research and Development Expenses

Research and development expenses on a comparable basis increased by $1.8 million to $21.0 million for the nine months ended September 30, 2004 from $19.2 million for the nine months ended September 30, 2003. The increase is due to additional research and development costs of $6.4 million incurred as a result of the inclusion of the research and development facility in Redmond, Washington, offset by the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond facility in the beginning of the third quarter of 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Restructuring, Asset Impairment and Other Charges

On April 30, 2004, SR Telecom began a comprehensive streamlining and restructuring initiative that will significantly reduce its cost base in line with current and anticipated revenue levels. During the second quarter, restructuring charges of $12.7 million were accrued in the statement of operations. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. With the closure of the Corporation’s Redmond facility as well as the elimination of the research facility in France, research and development activities will be concentrated in Montreal and the focus on SR Telecom’s operations in France will be sales, customer support and projects. In total, 86 employees were terminated.

Management also decided that it would no longer pursue the development and sales of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1.1 million in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $0.3 million during the same quarter.

Additional restructuring charges of $2.6 million were incurred in the third quarter of 2004 primarily relating to accrued lease charges and operating costs in conjunction with the Redmond, Washington facility as well as losses on the sale of redundant equipment located at this facility. The Corporation also recorded a charge of $465,000 to write down other redundant equipment to its estimated fair value. In the fourth quarter of 2004, the full effect of the savings from the restructuring plan will be realized.

Interest Expense

Interest expense was $3.7 million for the nine months ended September 30, 2004, compared to $4.3 million for the same period in 2003. The decrease is due to the repurchase of $4.0 million of the unsecured debentures in the fourth quarter of 2003, and interest income generated from investments made with the proceeds of the public offering and private placement.

Gain on Sale of Long-Term Investment

During the month of September 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3.4 million (US$2.7 million). The long-term investment had been recorded at an estimated fair value of $nil at the time of acquisition.

Gain on Settlement of Claim

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4.0 million of inventory, where US$2.0 million was paid on August 27, 2004. The remainder will be paid in three instalments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4.6 million (US$3.5 million) in the third quarter of 2004.

Foreign Exchange

SR Telecom’s trade receivables are primarily in US dollars and Euros. The foreign exchange loss of $0.7 million for the nine months ended September 30, 2004, compared to the foreign exchange loss of $8.3 million for the nine months ended September 30, 2003, resulted from lower fluctuations in foreign exchange on its US dollar receivables compared to the same period of the previous year as well as corporate investments in US dollar securities. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. The income tax provision is also affected by the geographic distribution of earnings mix. SR Telecom’s change in effective tax rates in the year as compared to previous years reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation ceased to recognize additional tax loss carry-forward benefits, resulting in income tax expense of $0.6 million for the nine months ended September 30, 2004 compared to $5.0 million of income tax recovery for the nine months ended September 30, 2003.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Telecommunication Service Provider Business Segment

Revenue

CTR experienced an increase in revenue to $14.3 million for the nine months ended September 30, 2004, from $10.5 million for the nine months ended September 30, 2003. Net revenues in Chilean peso terms was 6,641 million pesos for the first nine months of 2004 and 5,190 million pesos for the first nine months of 2003, an increase of 1,451 million pesos or 28%. The increase is partially attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect on March 1, 2004. Revenue has also been affected by the increase in the value of the Chilean peso compared to the Canadian dollar.

Operating Expenses

Operating expenses decreased to $14.3 million for the nine months ended September 30, 2004 from $16.2 million for the nine months ended September 30, 2003. Operating expenses decreased to 6,172 million pesos for the first nine months of 2004 from 7,011 million pesos for the same period of the prior year. Continued operational efficiencies and cost reductions throughout the current year contributed to the decrease in operating expenses in Chile. This reduction was partially offset in Canadian dollar terms due to the increase in the value of the Chilean peso relative to the Canadian dollar.

Interest Expense

Interest expense for the nine months ended September 30, 2004, has decreased to $2.1 million from $2.5 million for the same period in 2003. The decline is primarily due to a reduction in the amount of long-term debt outstanding.

Foreign Exchange

The foreign exchange loss of $0.1 million for the nine months ended September 30, 2004, compared to the foreign exchange gain of $8.5 million for the nine months ended September 30, 2003, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Short-Term Investments

The consolidated cash and short-term investment position including short-term and long-term restricted cash, decreased to $18.3 million at September 30, 2004, compared to $18.7 million at December 31, 2003. The decrease is due to the use of cash to fund operations and $12.6 million repayment of outstanding debt, offset by equity financing of net proceeds of $46.8 million in the month of February 2004. The Corporation is striving to improve its working capital position as well as reduce the amount of working capital employed relative to revenue. The Corporation expects to have sufficient cash to meet its operational needs in the fourth quarter of 2004 and expects to generate positive net cash from operating activities in the first quarter of 2005.

Accounts Receivable

The trade receivables decrease of $18.1 million during the period to $60.6 million at September 30, 2004 from $78.7 million at December 31, 2003, results primarily from the collection of outstanding receivables from long-term customers in the Philippines, Saudi Arabia, and Indonesia.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

        On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom will be filing a notice of objection and will continue to pursue its claim with MCI. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

Inventory

The inventory balance increased by $9.4 million to $57.4 million at September 30, 2004 from $48.0 million at December 31, 2003. This ramp up in inventory is primarily due to the purchase of US$4.0 million of materials from Solectron in September 2004, and increased purchases due to the anticipation of contract awards and strategic purchases of components. The Corporation expects that increased sales anticipated in the fourth quarter of 2004 will reduce the inventory balance. The Corporation will continue to strive to identify ways to decrease the inventory balance.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation ceased to recognize future income tax assets and non-refundable Federal investment tax credits in its Canadian operations because the Corporation could no longer support the addition of tax related assets on its balance sheet. SR Telecom intends to use the existing balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

To use the investment tax credits existing of $17.3 million at September 30, 2004, future taxable income of approximately $87 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have a remaining life of approximately 6 to 9 years.

Most of the future income tax assets relate to timing differences between the tax bases and financial reporting of research and development expenses as well as depreciation amounts. The future income tax assets derived from these differences have an indefinite life. The remaining balance relates mostly to tax loss carry-forward benefits recognized in Chile, which have an indefinite life.

Although SR Telecom has had losses in recent years, SR Telecom had a history of profit in the years before these. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate to US dollar letters of credit that are pledged against the Redmond and San Jose operating leases, performance and bid bonds that support the Corporation’s contracting activities and portion of interest on the US notes payable.
Intangible Assets

The intangible assets included in the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $1.4 million for the first nine months of 2004, compared to $0.6 million for the same period of the prior year. Wireless products additions were $1.9 million in the current period compared to $3.6 million that predominantly related to the shift asset purchase in the first quarter of 2003. The Corporation is progressing with the urban line initiative in Chile. The total cost to complete this initiative for the remainder of this fiscal year is estimated at $0.9 million. The SR Telecom wireless segment presently has no material commitments for capital expenditures.

Bank Indebtedness

On April 16, 2004, the Corporation repaid its $2.3 million operating line of credit in full and cancelled the facility. This operating line of credit is no longer available to the Corporation.

Liabilities

Trade payables and accrued liabilities decreased by $3.6 million to $55.8 million at September 30, 2004 from $59.4 million at December 31, 2003. The decrease is primarily due to the settlement of the Solectron claim. The amount of trade payables is in line with SR Telecom’s current level of operations.

Long-Term Debt and Shareholders’ Equity

(‘000’s)	September 30,	December 31,
	2004	2003
Long-term liability	$1,915	$1,939
Lease liability	$8,537	$12,808
Debentures	$71,000	$71,000
Project financing	$39,551	$45,232
Shareholder’s equity	$94,464	$91,740

Long-Term Liability

The long-term liability of $1.9 million reflects the fair value of the indemnification provided to the directors and officers of Netro Corporation as part of the purchase agreement.

Lease Liability

The lease liability of $8.5 million, representing a long-term portion of $3.0 million and a short-term portion of $5.5 million, arose on the assumption of Netro’s operating lease for its San Jose office, which is vacant. This lease obligation has been recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by an estimated amount of sub-lease revenue. The decrease in the lease liability account is primarily a function of lease payments made throughout the year.

Long-Term Debt

SR Telecom’s debentures are unsecured and bear interest at 8.15%, payable semi-annually. The balance of the debentures is due in a bullet payment at maturity in April 2005. The Corporation is currently considering its options for the refinancing of these debentures either with new debt or the extension of the payment terms. The Corporation may also repurchase a portion of the debentures using current resources and operating cash flow. If SR Telecom is unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations. The regularly scheduled semi-annual interest payment was made in October 2004. The Corporation is fully compliant with the trust indenture.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of September 30, 2004, a principal amount of US$31.0 million was outstanding. On April 8 and May 17, 2004, the Corporation repaid US$2.5 million and US$1.5 million of the principal amount of the notes, respectively. Payments of principal and interest are due in semi-annual installments until maturity in 2008.

The lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders for an additional one year period ending February 14, 2005. As the waiver period does not extend for a full year subsequent to September 30, 2004, the total amount of the notes has been recorded as a current liability in the consolidated financial statements as at September 30, 2004. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding is either repaid or refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal, interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom’s public debentures, which means that all amounts could be declared due and immediately payable.

Counterparts for both project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

Shareholder’s Equity

(‘000’s)	September 30, 2004	December 31, 2003
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
Issued and Outstanding
17,610,212 common shares (10,467,283 - December 31, 2003)	$219,653	$180,866
3,924,406 warrants (352,941 - December 31, 2003)	$13,029	$1,815

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds for the units of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes Option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

The underwriting commissions and other expenses amounted to $3,214,000 relating to the public offering and private placement. These share issue costs were charged to deficit.

During the nine months ended September 30, 2004, no common shares were issued under the Directors’ Share Compensation Plan. The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004.

As at September 30, 2004, the Corporation’s outstanding number of stock options is 428,280 where 152,960 stock options are exercisable.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

      Effective January 1, 2004, the Corporation adopted the new transitional provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, where compensation expense is now recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment has been applied retroactively without restatement of prior periods. This resulted in a charge to opening deficit of $272,000 with a corresponding credit to contributed surplus at January 1, 2004. For the nine months ended September 30, 2004, compensation expense of $185,000 was included in operating expense in the statement of operations.

Cash Flows

For the three months ended September 30, 2004, cash flows used in operations totaled $7.9 million as compared to an outflow of $3.5 million for the three months ended September 30, 2003. For the nine months ended September 30, 2004, cash flows used in operations totaled $33.5 million as compared to an outflow of $23.6 million for the nine months ended September 30, 2003.

For the three months ended September 30, 2004, cash flows used in financing activities totaled $1.4 million as compared to an inflow of $5.1 million for the three months ended September 30, 2003, primarily as a result of the private placement in the third quarter of 2003. For the nine months ended September 30, 2004, cash flows from financing activities totaled $34.2 million as compared to an outflow of $4.1 million for the nine months ended September 30, 2003. The inflow in the period reflects the proceeds on the public offering and private placement offset by repayment of outstanding obligations.

For the three months ended September 30, 2004, cash flows from investing activities totaled $7.0 million as compared to an inflow of $27.0 million for the three months ended September 30, 2003, due to the net cash acquired on acquisition of Netro in September 2003. For the nine months ended September 30, 2004, cash flows used in investing activities totaled $0.8 million as compared to an inflow of $41.9 million for the nine months ended September 30, 2003. In 2003, the Corporation’s cash position increased as a result of the net cash acquired of Netro and the sale of short-term investments to fund operations.

SR Telecom believes that its cash and cash equivalents, short-term investments, cash from improved operations going forward will be sufficient to satisfy its operating cash requirements for at least the next twelve months. The Corporation will not generate sufficient cash flow from operations to repay its long-term debt in its entirety. Accordingly, the Corporation will have to refinance or roll over all or part of its existing indebtedness on or prior to its maturity date.

New accounting recommendations

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accounts (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. The new recommendation focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation has not had an impact on the results of operation or financial position of the Corporation.

Consolidation of Variable Interest Entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation’s results from operations or financial position.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Interim Consolidated Financial Statements

SR TELECOM INC.
For the nine months ended September 30, 2004 and 2003
(Unaudited)

NOTICE:
The attached financial statements have been prepared by the management of SR Telecom Inc. and have not been reviewed by the auditor of SR Telecom Inc.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the Three Months ended September 30th,
	2004			2003
	amended (note 13)
	(unaudited)			(unaudited)
	Wireless		Cons.	Wireless		Cons.
	products	CTR		products	CTR
Revenue
Equipment	27,593	-	27,593	19,013	-	19,013
Services	4,124	-	4,124	3,783	-	3,783
Telecommunications	-	4,660	4,660	-	3,247	3,247
Total revenue	31,717	4,660	36,377	22,796	3,247	26,043
Cost of revenue
Equipment	17,754	-	17,754	11,002	-	11,002
Services	3,077	-	3,077	2,469	-	2,469
Total cost of revenue	20,831	-	20,831	13,471	-	13,471
Gross profit	10,886	4,660	15,546	9,325	3,247	12,572
Agent commissions	1,804	-	1,804	657	-	657
Operating expenses	10,184	4,646	14,830	12,679	5,753	18,432
Research and development expenses, net	6,175	-	6,175	7,701	-	7,701
Restructuring, asset impairment and other charges (note 4)	3,096	-	3,096	1,363	-	1,363
Operating (loss) income	(10,373)	14	(10,359)	(13,075)	(2,506)	(15,581)
Interest expense, net	1,465	638	2,103	1,541	756	2,297
Gain on sale of long-term investment (note 10)	(3,444)	-	(3,444)	-	-	-
Gain on settlement of claim (note 12)	(4,583)	-	(4,583)	-	-	-
Loss (gain) on foreign exchange	1,327	(2,118)	(791)	32	(39)	(7)
(Loss) income before income taxes	(5,138)	1,494	(3,644)	(14,648)	(3,223)	(17,871)
Income tax expense	339	-	339	340	682	1,022
Net (loss) income	(5,477)	1,494	(3,983)	(14,988)	(3,905)	(18,893)
Weighted average number of common shares outstanding (note 5)			17,610			7,255
Net (loss) income per share basic and diluted	(0.31)	0.08	(0.23)	(2.06)	(0.54)	(2.60)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands, except for per share amounts)

	For the Nine Months ended September 30th,
	2004			2003
	amended (note 13)
	(unaudited)			(unaudited)
	Wireless		Cons.	Wireless		Cons.
	products	CTR		products	CTR
Revenue
Equipment	70,284	-	70,284	57,578	-	57,578
Services	14,592	-	14,592	18,221	-	18,221
Telecommunications	-	14,306	14,306	-	10,451	10,451
Total revenue	84,876	14,306	99,182	75,799	10,451	86,250
Cost of revenue
Equipment	44,335	-	44,335	30,064	-	30,064
Services	8,726	-	8,726	10,967	-	10,967
Total cost of revenue	53,061	-	53,061	41,031	-	41,031
Gross profit	31,815	14,306	46,121	34,768	10,451	45,219
Agent commissions	4,481	-	4,481	3,304	-	3,304
Operating expenses	35,516	14,272	49,788	33,320	16,195	49,515
Research and development expenses, net	20,983	-	20,983	19,237	-	19,237
Restructuring, asset impairment and other charges (note 4)	15,815	-	15,815	1,363	-	1,363
Operating (loss) income	(44,980)	34	(44,946)	(22,456)	(5,744)	(28,200)
Interest expense, net	3,731	2,130	5,861	4,342	2,497	6,839
Gain on sale of long-term investment (note 10)	(3,444)	-	(3,444)	-	-	-
Gain on settlement of claim (note 12)	(4,583)	-	(4,583)	-	-	-
Loss (gain) on foreign exchange	676	130	806	8,258	(8,455)	(197)
(Loss) income before income taxes	(41,360)	(2,226)	(43,586)	(35,056)	214	(34,842)
Income tax expense (recovery)	637	25	662	(4,970)	682	(4,288)
Net loss	(41,997)	(2,251)	(44,248)	(30,086)	(468)	(30,554)
Weighted average number of common shares outstanding (note 5)			16,320			6,110
Net loss per share basic and diluted	(2.57)	(0.14)	(2.71)	(4.92)	(0.08)	(5.00)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the Nine Months ended September 30th
(in thousands of dollars)

	2004	2003
	amended
	(note 13)
	(unaudited)	(unaudited)
Deficit, beginning of period, as previously reported	(90,941)	(45,659)
Cumulative effect of adoption of new accounting policy (notes 2 and 6)	(272)	-
Deficit, beginning of period, as restated	(91,213)	(45,659)
Net loss	(44,248)	(30,554)
Share issue costs (note 5)	(3,214)	(508)
Deficit, end of period	(138,675)	(76,721)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at September 30th, 2004 and December 31st, 2003
(in thousands of dollars)

	2004	2003
	amended
	(note 13)
	(unaudited)	(audited)
Assets
Cash and cash equivalents	8,332	8,434
Short-term investments	4,647	3,231
Short-term restricted cash (note 8)	2,955	2,835
Accounts receivable, net	53,006	55,395
Current portion of long-term accounts receivable, net (note 3)	5,969	21,687
Income taxes receivable	2,653	1,889
Inventory	57,415	48,027
Prepaid expenses and deposits	4,646	5,253
	139,623	146,751
Long-term investment tax credits	17,349	18,145
Long-term accounts receivable, net	1,674	1,571
Property, plant and equipment, net	85,553	90,127
Future income taxes	21,520	21,821
Long-term restricted cash (note 8)	2,346	4,243
Intangible assets, net	4,739	5,408
Other assets, net	607	1,709
	133,788	143,024
	273,411	289,775
Liabilities
Bank indebtedness (note 9)	-	3,000
Accounts payable and accrued liabilities (note 12)	55,819	59,435
Customer advances	1,754	4,163
Current portion of lease liability	5,520	5,591
Current portion of long-term debt	110,652	7,223
	173,745	79,412
Long-term lease liability	3,017	7,217
Long-term liability (note 11)	1,915	1,939
Long-term debt	270	109,467
	178,947	198,035
Shareholders' equity
Capital stock (note 5)	219,653	180,866
Warrants (note 5)	13,029	1,815
Contributed surplus (notes 2 and 6)	457	-
Deficit (notes 2 and 5)	(138,675)	(90,941)
	94,464	91,740
	273,411	289,775

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Three Months ended September 30th,
(in thousands of dollars)
	2004	2003
	amended
	(note 13)
	(unaudited)	(unaudited)

Cash flows used in operating activities
Net loss	(3,983)	(18,893)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,131	2,996
Loss on disposal of property, plant and equipment	2	34
Restructuring, asset impairment and other charges (note 4)	717	1,363
Gain on sale of long-term investment (note 10)	(3,444)	-
Gain on settlement of claim (note 12)	(4,583)	-
Non-cash stock compensation (note 6)	73	-
Future income taxes	(134)	133
Changes in operating assets and liabilities:
Increase in long-term accounts receivable	(1,674)	(556)
Decrease in non-cash working capital items	3,944	11,041
Unrealized foreign exchange	(1,901)	336
Net cash used in operating activities	(7,852)	(3,546)
Cash flows (used in) from financing activities
Repayment of long-term lease liability	(1,357)	-
Repayment of long-term debt	-	(572)
Proceeds from issue of shares and warrants, net of share issue costs	-	5,654
Net cash (used in) from financing activities	(1,357)	5,082
Cash flows from investing activities
Acquisition of Netro Corporation, net of cash acquired	-	24,486
Purchase of property, plant and equipment	(1,476)	(952)
Proceeds on sale of property, plant and equipment	417	-
Purchase of short-term investments	(3,340)	-
Proceeds on sale of short-term investments	7,935	2,002
Proceeds on sale of long-term investment (note 10)	3,444	-
Change in other assets	-	1,477
Net cash from investing activities	6,980	27,013
(Decrease) increase in cash and cash equivalents	(2,229)	28,549
Cash and cash equivalents, beginning of period	10,561	5,991
Cash and cash equivalents, end of period	8,332	34,540

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Nine Months ended September 30th,
(in thousands of dollars)

	2004	2003
	amended
	(note13)
	(unaudited)	(unaudited)

Cash flows used in operating activities
Net loss	(44,248)	(30,554)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,512	9,315
(Gain) loss on disposal of property, plant and equipment	(81)	34
Restructuring, asset impairment and other charges (note 4)	2,134	1,363
Gain on sale of long-term investment (note 10)	(3,444)	-
Gain on settlement of claim (note 12)	(4,583)	-
Non-cash stock compensation (note 6)	185	-
Future income taxes	301	(7,389)
Changes in operating assets and liabilities:
(Increase) decrease in long-term accounts receivable	(103)	928
Decrease in non-cash working capital items	7,696	11,437
Unrealized foreign exchange	(859)	(8,731)
Net cash used in operating activities	(33,490)	(23,597)
Cash flows from (used in) financing activities
Repayment of bank indebtedness (note 9)	(3,000)	(5,000)
Repayment of long-term lease liability	(4,208)	-
Repayment of long-term debt	(5,367)	(5,082)
Proceeds from issue of shares and warrants, net of share issue costs (note 5)	46,787	6,005
Net cash from (used in) financing activities	34,212	(4,077)
Cash flows (used in) from investing activities
Acquisition of Netro Corporation, net of cash acquired	-	24,486
Purchase of property, plant and equipment	(3,871)	(4,205)
Proceeds on sale of property, plant and equipment	648	-
Purchase of short-term investments	(44,553)	-
Proceeds on sale of short-term investments	43,508	21,624
Proceeds on sale of long-term investment (note 10)	3,444	-
Net cash (used in) from investing activities	(824)	41,905
(Decrease) increase in cash and cash equivalents	(102)	14,231
Cash and cash equivalents, beginning of period	8,434	20,309
Cash and cash equivalents, end of period	8,332	34,540

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Notes to the Unaudited Interim Consolidated Financial Statements
For the Third Quarters ended September 30th, 2004 and 2003

1.	Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2003. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The financial statements of SR Telecom (the “Corporation”) have been prepared on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations. The Corporation has a history of losses and has financed its operating and capital requirements partly through equity issuances.

In April 2005, the Corporation’s outstanding debentures in the amount of $71,000,000 become due and payable. The Company’s continuation as a going concern is dependent upon its ability to refinance these debentures or to extend the payment as well as its ability to generate sufficient cash flows to meet its obligations on a timely basis. The Corporation is currently considering its options for the refinancing of these debentures either with new debt or the extension of the payment terms and is of the opinion that, given the measures they have taken and expect to take, the assumption of going concern is appropriate. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom's annual audited consolidated financial statements for the years ended December 31, 2003 and 2002. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2.	Adoption of New Accounting Policies

In 2003, the Canadian Institute of Chartered Accountants issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Corporation has adopted the new transitional provisions of this section, effective January 1, 2004, where compensation expense will be recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $272,000 and contributed surplus was recorded for the same amount at January 1, 2004.

In 2003, the Canadian Institute of Chartered Accountants issued Section 3110, Asset Retirement Obligations. The new recommendation of this section, effective January 1, 2004, focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, development or normal operation of the asset. The adoption of this recommendation did not have an impact on the results of operation or financial position of the Corporation.

In 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests, effective November 1, 2004. The guideline is not expected to have an impact on the results of operation or financial position of the Corporation.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

3.	Accounts Receivable

Included in the current portion of long-term accounts receivable is $5,969,000 (US $4,680,000) receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. Details of the proceedings are as follows:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The Court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom will be filing a notice of objection and will continue to pursue its claim with MCI. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

4.	Restructuring, Asset Impairment and Other Charges

Restructuring, asset impairment and other charges is comprised of the following:

During the third quarter of 2004, additional restructuring charges of $2,631,000 were accrued in the statement of earnings. These charges were predominantly comprised of accrued lease charges and operating costs relating to the Redmond, Washington facility as well as losses on the sale of redundant equipment located at this facility. The Corporation also recorded a charge of $465,000 to write down other redundant equipment to its estimated fair value.

During the second quarter of 2004, restructuring charges of $12,719,000 were accrued in the statement of earnings. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. In total, 86 employees were terminated including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management also decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1,086,000 in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $266,000 during the second quarter.

In the third quarter of 2003, certain assets acquired in 2003 in the amount of $1,363,000 were written off due to changes in the marketplace and customer requirements that go beyond the capabilities of the current technology.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following table summarizes the activity related to the second and third quarter 2004 restructuring charges:

	Restructuring	Amount paid/	Remaining liability at
	charges	written off	September 30, 2004
Severance and termination	$10,762	($6,404)	$4,358
Inventory and asset impairment	$2,126	($2,126)	-
Lease charges and other costs	$2,927	($537)	$2,390
	$15,815	($9,067)	$6,748

At September 30, 2004, the remaining balance of the fourth quarter 2003 restructuring provision is $151,000.

5.	Capital Stock

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding	September 30, 2004	December 31, 2003
	(000's)	(000's)
17,610,212 common shares (10,467,283 - December 31, 2003)	$219,653	$180,866
3,924,406 warrants (352,941 - December 31, 2003)	$13,029	$1,815

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds for the units of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes Option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

The underwriting commissions and other expenses amounted to $3,214,000 relating to the public offering and private placement. These share issue costs were charged to deficit.

There were no common shares issued during the nine months ended September 30, 2004 under the Employee Stock Purchase Plan and the Directors' Share Compensation Plan.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following table summarizes the activity in the Employee Stock Option Plan for the nine-months ended:

	September 30, 2004		September 30, 2003
		Weighted-average		Weighted-average
	Number of	exercise	Number of	exercise
	options	prices	options	prices
Outstanding, beginning of period	306,310	$32.96	328,730	$33.10
Granted	149,000	$7.47	3,500	$6.40
Forfeited / expired	(27,030)	$29.82	(8,370)	$30.19
Outstanding, end of period	428,280	$24.29	323,860	$32.89
Exercisable, end of period	152,960	$41.65	123,230	$45.13

The following table summarizes information about the Corporation's outstanding and exercisable stock options at September 30, 2004:

		Weighted	Weighted average		Weighted
Range of		average	remaining		average
exercise	Options	exercise	contractual	Options	exercise
prices	outstanding	prices	life	exercisable	prices
$6.40 - $9.80	191,000	$7.66	9.3 years	6,600	$8.55
$16.30 - $24.50	127,250	$18.63	7.0 years	62,450	$18.21
$35.30 - $53.00	59,230	$47.71	5.6 years	40,590	$47.41
$56.60 - $85.30	40,600	$64.89	5.3 years	33,120	$64.75
$89.70 - $130.80	10,200	$108.64	2.3 years	10,200	$108.64
	428,280	$24.29	7.6 years	152,960	$41.65

6.	Stock Based Compensation Plans

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has determined compensation cost of stock options using the fair value method and has applied this change retroactively without restatement of prior periods (note 2).

The fair value of direct awards of stock is determined based on the quoted market price of the Corporation's stock and the fair value of stock options is determined using the Black-Scholes Option Pricing Model. (In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees.) The fair value of these options is estimated at the date of grant using a Black-Scholes Option Pricing Model with assumptions for the weighted-average risk-free interest rates, dividend yields, weighted-average volatility factors of the expected market price of the Corporation's common shares and a weighted-average expected life of the options in years. The estimated fair value of the options is amortized to expense over the option vesting periods.

For the nine months ended September 30, 2004, $185,000 is recognized as compensation cost in the statement of earnings for awards granted in 2002, 2003 and 2004. Had compensation cost been determined using the fair value based method for the nine months ended September 30, 2003, the Corporation’s net loss and net loss per share would have increased by $140,000 to $30,694,000, and $5.02, respectively. For the three months ended September 30, 2004, $73,000 is recognized as compensation cost in the statement of earnings. Had compensation cost been determined using the fair value based method for the three months ended September 30, 2003, the Corporation’s net loss and net loss per share would have increased by $44,000 to $18,937,000, and $2.61, respectively. The compensation cost is based on the weighted-average grant date fair value of $6.33 per stock option for the 262,000 stock options granted since January 1, 2002.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The fair value of each option is estimated at the date of grant using the Black-Scholes Option Pricing Model using the following weighted average assumptions for the three months and nine months ended:

	September 30,
	2004	2003
Dividend yield	0.0%	0.0%
Expected volatility	72.5%	65.0%
Risk-free interest rates	4.1%	4.7%
Expected life	5 years	5 years

7.	Business Segments and Concentrations

SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR) in Chile, provides telecommunication services to end-users.

As at September 30, 2004 and December 31, 2003:

	Wireless		Telecommunications
	Telecommunications		Service		Inter-Segment
	Products		Provider		Eliminations		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$
Balance Sheets
Property, plant and equipment, net	20,182	23,371	82,747	85,358	(17,376)	(18,602)	85,553	90,127
Intangible assets, net	4,739	5,408	-	-	-	-	4,739	5,408
Other assets, net	520	1,160	5,462	5,894	(5,375)	(5,345)	607	1,709
Total assets	273,578	282,508	158,616	158,430	(158,783)	(151,163)	273,411	289,775

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the three months ended September 30, 2004 and 2003:

Statements of Earnings
External revenues	31,717	22,796	4,660	3,247	-	-	36,377	26,043
Intersegment revenues	147	-	-	-	(147)	-	-	-
Gross profit	10,886	9,325	4,660	3,247	-	-	15,546	12,572
Interest expense, net	1,465	1,541	638	756	-	-	2,103	2,297
Depreciation of property, plant and equipment	1,268	982	1,690	1,735	(313)	(238)	2,645	2,479
Amortization of intangible assets	225	-	-	-	-	-	225	-
Amortization of other assets	111	139	140	173	10	205	261	517
Restructuring, asset impairment and other charges	3,096	1,363	-	-	-	-	3,096	1,363
Gain on sale of long-term investment	(3,444)	-	-	-	-	-	(3,444)	-
Gain on settlement of claim	(4,583)	-	-	-	-	-	(4,583)	-
Income tax expense	339	340	-	682	-	-	339	1,022
Net (loss) income	(5,477)	(14,988)	1,494	(3,905)	-	-	(3,983)	(18,893)

For the nine months ended September 30, 2004 and 2003:

Statements of Earnings
External revenues	84,876	75,799	14,306	10,451	-	-	99,182	86,250
Intersegment revenues	399	-	-	-	(399)	-	-	-
Gross profit	31,815	34,768	14,306	10,451	-	-	46,121	45,219
Interest expense, net	3,731	4,342	2,130	2,497	-	-	5,861	6,839
Depreciation of property, plant and equipment	3,844	3,080	4,963	5,433	(791)	(715)	8,016	7,798
Amortization of intangible assets	669	-	-	-	-	-	669	-
Amortization of other assets	365	429	432	473	30	615	827	1,517
Restructuring, asset impairment and other charges	15,815	1,363	-	-	-	-	15,815	1,363
Gain on sale of long-term investment	(3,444)	-	-	-	-	-	(3,444)	-
Gain on settlement of claim	(4,583)	-	-	-	-	-	(4,583)	-
Income tax expense (recovery)	637	(4,970)	25	682	-	-	662	(4,288)
Net loss	(41,997)	(30,086)	(2,251)	(468)	-	-	(44,248)	(30,554)
Purchase of property, plant and equipment and other assets for the nine months ended September 30	1,920	3,590	1,438	615	513	-	3,871	4,205

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 93% of revenue or $33,786,000 for the three month period ended September 30, 2004 and 95% of revenue or $93,816,000 for the nine month period ended September 30, 2004. Sales to customers outside of Canada were approximately 97% of revenue or $25,141,000 for the three month period ended September 30, 2003 and 97% or $83,542,000 for the nine month period ended September 30, 2003.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three month period ended September 30, 2004:			For the three month period ended September 30, 2003:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Canada	7.1%	$2,591	Canada	3.5%	$902
Indonesia	11.4%	$4,152	Algeria	11.3%	$2,939
Chile	12.8%	$4,660	Australia	11.4%	$2,957
Senegal	13.0%	$4,726	Chile	12.9%	$3,355
Spain	10.9%	$3,966	Thailand	14.2%	$3,699
Other	44.8%	$16,282	Other	46.7%	$12,191
	100.0%	$36,377		100.0%	$26,043

For the nine month period ended September 30, 2004:			For the nine month period ended September 30, 2003:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Canada	5.4%	$5,366	Canada	3.1%	$2,708
Chile	14.5%	$14,344	Australia	15.0%	$12,939
Other	80.1%	$79,472	Chile	12.2%	$10,559
	100.0%	$99,182	Sudan	10.9%	$9,375
			Other	58.8%	$50,669
				100.0%	$86,250

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three month period ended September 30, 2004:			For the three month period ended September 30, 2003:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
La Societe Nationale des Telecommunications (Sonatel)	13.0%	$4,726	Communication Authority of Thailand	12.5%	$3,248
PT. Aplikanusa Lintasarta	11.4%	$4,152	Telstra Corporation Limited	11.4%	$2,957
			Alstom T&D SA	11.3%	$2,939

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

For the nine month period ended September 30, 2004:	For the nine month period ended September 30, 2003:

		% of Revenue	Revenue (000's)
There is no individual customer where the revenue	Telstra Corporation Limited	15.0%	$12,939
exceeds 10% of total consolidated revenue.	Sudan Telecom Company	10.9%	$9,375

The following sets forth the property, plant and equipment by location:

	September 30,	December 31,
	2004	2003
	(000's)	(000's)
Canada	$16,823	$16,029
Chile	$65,371	$66,756
Other	$3,359	$7,342
	$85,553	$90,127

8.	Restricted Cash

The Corporation has a total amount of short-term restricted cash of $2,955,000 as at September 30, 2004. Of this balance, $866,000 is in the form of Guaranteed Investment Certificates to secure letters of guarantee issued by a Canadian chartered bank on behalf of the Corporation.

CTR, the Chilean subsidiary, has short-term restricted cash of $337,000 to cover part of the interest portion on the second instalment of the US notes payable due November 2004.

The balance of the short-term restricted cash and long-term restricted cash in the amounts of $1,752,000
(US $1,373,000) and $2,346,000 (US $1,839,000) respectively, is to secure certain obligations on the San Jose, California and Redmond, Washington operating leases that end in 2006. The short-term restricted cash will be available to the Corporation in the amount of US$965,000 in February of 2005 and US$408,000 in September of 2005.

9.	Bank Indebtedness

On April 16, 2004, the Corporation repaid the operating line of credit in full. This operating line of credit is no longer available to the Corporation.

10.	Gain on Sale of Long-Term Investment

During the month of September 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3,444,000 (US$2,700,000). This long-term investment had been recorded at an estimated fair value of $nil at the time of acquisition.

11.	Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at September 30, 2004 is $5,060,000.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at September 30, 2004, the warranty provision is $558,000. The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years and has accrued an amount of US$1,501,000.

12.	Litigation

The following disclosure updates the information previously disclosed in the Corporation’s audited consolidated financial statements for the years ended December 31, 2003 and 2002. Therefore, note 12 should be read in conjunction with note 22 to the aforementioned financial statements.

The Corporation has included in accounts payable and accrued liabilities, management's best estimate of the outcome of litigation relating to Netro Corporation's litigation that existed at the date of acquisition. The following describes updates in the third quarter of 2004:

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 "Manufacturing Agreement". Solectron claimed that in 2000, it purchased materials on the basis of Netro's forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4,000,000 of inventory by SR Telecom, where US$2,000,000 was paid on August 27, 2004. The remainder will be paid in three instalments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of US$3,500,000 in the third quarter of 2004.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse negative effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

13.	Comparative Figures and Amendments

In 2004, the Corporation entered into a two part arrangement with a customer in Spain. The first part was a contract manufacturing arrangement whereby a division of the Customer produced certain subsystems for the Corporation using components sold to it by the Corporation. The second part was for the sale of finished goods to the Customer which included the subsystems produced by the other division of the Customer. During the third quarter of 2004, both the sale of finished goods and the sale of components were included in revenue in the financial statements for the three and nine months ended September 30, 2004. The Corporation is amending its financial statements to reflect only the sale of finished goods. The Corporation is therefore eliminating revenue of $1,032,000 and related cost of sales of $882,000 and including other income of $150,000 respectively for the three and nine months ended September 30, 2004. There is no effect on net loss or net loss per share resulting from this adjustment.

During the second quarter of 2004, a subsidiary of the Corporation, as a result of a clerical oversight, recorded as revenue an amount that had been previously properly accrued as revenue. The Corporation is amending its financial statements for the second quarter and six months ended June 30, 2004 and nine months ended September 30, 2004 to adjust for the overstatement of revenue, accounts receivable, and cost of sales and the understatement of inventory. The effect of this adjustment on the consolidated financial statements is to decrease accounts receivable and revenue by $830,000, to decrease cost of sales and increase inventory by $523,000 and to increase net loss and net loss per share (basic and diluted) in the amounts of $307,000 and $0.02, respectively, as at and for the three and six months ended June 30, 2004 and as at and for the nine months ended September 30, 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The Corporation has restated its second quarter interim financial statements and management’s discussion and analysis for the three and six months ended June 30, 2004, and its third quarter interim financial statements and management’s discussion and analysis for the three and nine months ended September 30, 2004, to reflect these adjustments.

The attached table summarizes the adjustments:

June 30, 2004	Three months ended		Six months ended
(in 000's except for per share amounts)	Increase	Decrease	Increase	Decrease
Accounts receivable		$830		$830
Inventory	$523		$523
Revenue		$830		$830
Cost of sales		$523		$523
Net loss		$307		$307
Net loss per share, basic and diluted		$0.02		$0.02

September 30, 2004	Three months ended		Nine months ended
(in 000's except for per share amounts)	Increase	Decrease	Increase	Decrease
Accounts receivable				$830
Inventory			$523
Revenue		$1,032		$1,862
Cost of sales		$882		$1,405
Operating expense		$150		$150
Net loss		$-		$307
Net loss per share, basic and diluted		$-		$0.02

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783